BC FORM 51-901F

                                QUARTERLY REPORT

Incorporated as part of:             X      Schedule A
                                            Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER                       IANETT INTERNATIONAL SYSTEMS LTD.

ISSUER ADDRESS                       301-1281 WEST GEORGIA STREET,
                                     VANCOUVER, BRITISH COLUMBIA, V6C 2T7

ISSUER TELEPHONE NUMBER              (604) 484-6693

CONTACT PERSON                       GORDON SAMSON

CONTACT'S POSITION                   CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER             (604) 484-6693

CONTACT EMAIL ADDRESS                GORDSAMSON@IANETT.COM

FOR QUARTER ENDED                    MARCH 31, 2002

DATE OF REPORT                       MAY 29, 2002

WEB SITE ADDRESS                     WWW.IANETT.COM

                                   CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"RICK THOMAS"                                        02/05/29
-----------------------------------                  ---------------------------
NAME OF DIRECTOR     SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

"GORDON SAMSON"                                      02/05/29
-----------------------------------                  ---------------------------
NAME OF DIRECTOR     SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to March 31, 2002 & June 30, 2001
SCHEDULE A - FINANCIAL INFORMATION

BALANCE SHEETS
(Prepared by Management - Unaudited)
                                       March 31         June 30
                                         2002            2001
----------------------------------------------------------------
ASSETS
Current Assets
   Cash                            $      2,645    $      3,024
   Accounts Receivable                   55,809          52,131
   Loans                                 30,350              --
   Prepaids                              12,984           3,972
----------------------------------------------------------------
                                        101,788          59,127
 Capital Assets                          88,047          24,411
 Investments                            105,000         105,000
 Deferred Development Costs                  --              --
----------------------------------------------------------------
                                   $    294,835    $    188,538
================================================================
 LIABILITIES
 Current Liabilities
   Accounts Payable                $     49,981    $    743,726
                                             --              --
----------------------------------------------------------------
                                         49,981         743,726
     Loan Payable                            --         490,174
   Shareholder Loan                          --         174,041
----------------------------------------------------------------
                                         49,981       1,407,941
----------------------------------------------------------------

 SHAREHOLDERS' EQUITY
   Share Capital                     33,693,264      32,590,326
   Deficit                          (33,448,410)    (33,809,729)
----------------------------------------------------------------
                                        244,854      (1,219,403)
----------------------------------------------------------------
                                   $    294,835    $    188,538
================================================================

  APPROVED ON BEHALF OF BOARD:

  "Rick Thomas"
  Director

  "Gordon Samson"
  Director

Prepared In Accordance With Section 1751 Of The Chartered Accountants ("CICA") Handbook.

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to March 31, 2002
SCHEDULE A - FINANCIAL INFORMATION  (Continued)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT
(Prepared by Management - Unaudited)

                                             This Quarter                   Year to Date
                                    ----------------------------    ----------------------------
                                         2002            2001            2002            2001
------------------------------------------------------------------------------------------------
REVENUE                             $      8,476    $    113,483    $     43,941    $  1,063,822

EXPENSES
Direct costs                                  --         131,868          12,649       1,201,355
General and administrative               172,769         494,291         384,111       2,491,313
Amortization of capital assets                --         168,242           9,011         599,212
------------------------------------------------------------------------------------------------
                                         172,769         794,401         405,771       4,291,880
------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FROM OPERATIONS       (164,293)       (680,918)       (361,830)     (3,228,058)
------------------------------------------------------------------------------------------------
OTHER
Write down of Investments                  2,300         (96,713)          2,300      (1,471,572)
Write down of accounts payable                --              --         717,840              --
Write down of accounts receivable             --             300           3,009        (587,753)
Write down of development costs               --              --              --        (919,408)
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                       (161,993)       (777,331)        361,319      (6,206,791)

Deficit, beginning of period         (33,286,417)    (30,064,237)    (33,809,729)    (24,634,778)
------------------------------------------------------------------------------------------------
                                               -               -               -               -
DEFICIT, end of period              $(33,448,410)   $(30,841,569)   $(33,448,410)   $(30,841,569)
================================================================================================
LOSS PER SHARE                      $      (0.01)   $      (0.01)   $       0.02    $      (0.11)
================================================================================================

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed

IANETT INTERNATIONAL SYSTEMS LTD.
Quarterly Report to March 31, 2002
SCHEDULE A - FINANCIAL INFORMATION  (Continued)

STATEMENTS OF CASH FLOWS
(Prepared by Management - Unaudited)

                                                This Quarter              Year to Date
                                            -------------------       ----------------------
                                             2002        2001          2002          2001
OPERATIONS
Net income (Loss)                          (161,993)   (777,332)      361,319    (6,206,791)
Non-cash adjustments                             --          --            --            --
Depreciation                                     --     168,242         9,011       599,212
-------------------------------------------------------------------------------------------
                                           (161,993)   (609,090)      370,330    (5,607,579)
Change in
Accounts receivable                          56,579    (185,597)       (3,678)    1,338,219
Prepaids and deposits                       (11,267)   (145,024)       (9,012)     (135,330)
Accounts payable                             32,273     546,884      (693,746)       45,096
-------------------------------------------------------------------------------------------
                                            (84,408)   (392,828)      (33,105)   (4,359,594)
-------------------------------------------------------------------------------------------

INVESTING
Purchase of capital assets                    5,600          --       (13,667)       12,200
Proceeds from sale of capital assets             --     (13,722)        1,830
                                                                                          -
(Increase) in loans                          (5,350)         --       (30,350)      350,000
Purchase of investments                          --    (109,074)           --     1,098,000
(Increase) in investment in subsidiaries         --     (25,913)           --      (368,015)
(Increase) in development costs                  --          --            --       788,371
-------------------------------------------------------------------------------------------
                                                250    (148,709)      (42,197)    1,860,557
-------------------------------------------------------------------------------------------
FINANCING
Issuance of share capital                    34,000     327,406     1,042,139       497,878
Increase (reduction) in shareholder loan         --     171,081      (174,041)      171,081
Increase (reduction) in Loan Payable             --          --      (490,174)      500,000
-------------------------------------------------------------------------------------------
                                             34,000     498,487       377,923     1,168,959
-------------------------------------------------------------------------------------------
Increase (decrease) in cash                 (50,158)    (43,049)         (379)   (1,330,077)
-------------------------------------------------------------------------------------------
Cash, beginning of period                    52,803      26,665         3,024     1,313,693
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period      2,645     (16,384)        2,645       (16,384)
===========================================================================================

These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Quarter ended March 31, 2002

1. NATURE OF OPERATIONS AND GOING CONCERN
--------------------------------------------------------------------------------
ianett International Systems Ltd., ("iaNett") incorporated in British Columbia, Canada, has shares listed on the Canadian Venture Exchange, OTC Bulletin Board in the United States and on the third segment of the Frankfurt Stock Exchange.

Previously the Company entered into an Agreement in Principle as at November 21, 2001 and a Share Exchange Agreement dated March 1, 2002 with the Data Fortress Technologies Group (2002) Inc., ("DFTG")

The Share Exchange Agreement was entered into by iaNett, DFTG, the wholly owned subsidiaries, Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., Connect West Networks Ltd., and the DFTG Shareholders. Pursuant to the Share Purchase Agreement, the DFTG Shareholders have agreed to transfer all of the issued and outstanding DFTG Shares, being 30,000,000 DFTG Shares in exchange for 30,000,000 iaNett Shares at a price of $0.10 per share, on the basis of one exchanged iaNett Share for each one DFTG Share.

The Data Fortress Group is a related mix of companies all incorporated under the laws of British Columbia. The current consolidated business provides collocation and managed server hosting services, augmented by the related companies that provide wholesale complimentary equipment sales, complimentary contract IT networking services and the operation of a redundant 3.2 kilometer fiber optic ring ("data loop") in downtown Vancouver, connecting the Data Fortress data center to the Internet backbone.

The Company in its restructuring plan committed to a business combination with an established operation with a track record of significant revenues and a substantial asset base. The view to success was to identify an enterprise with an established track record and revenue model, combined with the opportunity for material growth in the same business as the Issuer to enable the leveraging of remaining assets. The Company has considerable experience with direct marketing opportunities on the Internet through the former expertise of its direct database marketing division, Western Shores, and the former expertise of its other complementary divisions, MediaNet and TargetPacks. Management believes it has also accomplished this objective with the proposed acquisition of the Data Fortress Group.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Principles of consolidation and basis of accounting - The consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

                                D.N.S. Media.com Inc. (100%)
                                IaNett.com Internet Technologies Ltd. (100%)
                                Stock Secrets Enterprises Ltd. (100%)



These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended March 31, 2002

Revenue recognition - Revenue predominantly results from service-related activities. Services can be on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

Cash and cash equivalents - The Company considers deposits in bank and short-term investments with original maturities of three months or less to be cash equivalents.

Capital assets - Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets using the following basis and annual rates:

Asset                               Basis                    Rate
--------------------------------------------------------------------------------
Computer software                   Straight-line            33% - 100%
Computer hardware                   Straight-line            33%
Office equipment,
  furniture and fixtures            Declining balance        20% - 30%
Automotive                          Declining balance        30%
Leasehold improvements              Straight-line          Over the term of the
                                                           lease and one renewal
                                                           period.

One half of the above rates are used in the year of acquisition.

Non - monetary Transactions - Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction, except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

Foreign currency translation and transactions - The Company's consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated into Canadian dollars at the rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from translation of foreign currency items are included in the determination of net income.

Development costs - Development costs are expensed as incurred unless a product meets generally accepted deferral criteria in accordance with generally accepted accounting principles. The development costs consists primarily of labour costs incurred in developing the Company's web businesses. Development costs are amortized at the point that the product is available to the market and over its estimated useful life.

Loss per common share - Loss per common share is based on weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under share option or warrant agreements has not been disclosed, as they are antidilutive.


These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended March 31, 2002

Stock-based compensation - The Company has granted stock options, which are described in note 8. No compensation expense is recognized for these options when they are issued to executive officers, directors and employees. Any consideration paid by executive officers, directors and employees on the exercise of stock options is credited to share capital. If stock or stock options are repurchased from executive officers, directors and employees, the excess of the consideration paid over the carrying amount of the stock or stock option canceled is charged to retained earnings.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

3. CAPITAL ASSETS
-------------------------------------------------------------------------------
                                                                 Net Book Value
                                                      -------------------------
                                      Accumulated       December       June
                             Cost     Depreciation        2001         2001
-------------------------------------------------------------------------------
Computer software            $ 36,800     $12,000     $   24,800     $1,316,156
Office equipment,
  furniture and fixtures       12,474       4,334          8,140        124,912
Computer hardware              81,125      26,018         55,107      1,031,060
Leasehold improvements             --          --         28,424
                                                                              -
Automotive                         --          --             --         17,300
-------------------------------------------------------------------------------
                             $130,399      42,352         88,047      2,517,852
-------------------------------------------------------------------------------

4. INVESTMENTS
-----------------------------------------------------------------------
                                               December           June
                                                 2001             2001

Alphastream Wireless Inc.                    $ 100,000          100,000
Other                                            5,000          166,549
Restaurant-Help.com, Inc.                            -          364,725
Nerve Media Corporation                              -          363,000
FlashCandy.com, Inc.                                 -          255,000
HollywoodBroadcasting.com, Inc.                      -          150,000
Digital Video Display Technology Corp.               -          108,000
-----------------------------------------------------------------------
                                             $ 105,000        1,507,274
-----------------------------------------------------------------------

Alphastream Wireless Inc. - On May 8, 2000 the Company acquired a 40% (66 shares) interest in Ariel Wireless Technologies, Inc. ("Ariel") for a cash payment of $100,000. Ariel is in the wireless communications hardware and software business. On August 21, 2000 Ariel changed its name to Alphastream Wireless Inc.


These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended March 31, 2002

5. DUE TO SHAREHOLDER
--------------------------------------------------------------------------------
Amounts due to shareholder are non-interest bearing with no formal terms of repayment.

6. SHARE CAPITAL
--------------------------------------------------------------------------------

The Company has authorized share capital of 100,000,000 common shares without par value and 20,000,000 preferred shares with a par value of $0.001 per share. The issued share capital consists of common shares as follows:

                                                    March                          June 2001
                                            Number         Amount            Number         Amount
-----------------------------------------------------------------------------------------------------
Balance, beginning of period:             16,121,328     $33,659,264       5,445,851      $32,590,326
Shares issued for cash:
         Stock options                        90,000              --              --
                                                                                                9,000
         Warrants                            250,000              --              --           25,000
         Special Warrants                         --              --              --               --
         Private placement                        --              --       4,838,000          483,800
         Performance shares                       --              --              --               --
Shares issued for other consideration
         For debt                                 --              --       5,469,477          548,338
         For subsidiary                           --         368,000          36,800
         Finder's fee                             --              --              --               --
         Cash share issuance costs                --              --              --               --
Cancellation of escrow shares                     --              --        (112,500)              --
-----------------------------------------------------------------------------------------------------
Balance, end of period                    16,461,328      33,693,264      16,121,328       33,659,264
-----------------------------------------------------------------------------------------------------

Escrow Shares - There are 300,000 (2000: 311,125) shares held in escrow subject to release only with regulatory approval.


These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Quarter ended March 31, 2001

8. SHARE CAPITAL (continued)
--------------------------------------------------------------------------------

Warrants - The Company has stock purchase warrants outstanding as follows:

--------------------------------------------------------------------------------------------------
                 Outstanding   Outstanding                            Outstanding
Exercise           June 30,    December 31,                   Expired    March
 Price              2001         2001         Issued         Exercised   2002          Expiry date
--------------------------------------------------------------------------------------------------
*$9.10            178,100       178,100            --            --       178,100     June 2, 2002
 $0.10                 --     2,400,000       250,000            --     2,150,000     Oct 5, 2002
 $0.10                 --     2,438,000            --            --     2,438,000     Nov 20, 2003
--------------------------------------------------------------------------------------------------
                                178,100     5,016,000       250,000            --        4,766,100

* Warrants were consolidated on a 10:1 basis.

Stock Option Plans - The Company has established stock option plans for employees, directors and consultants. Under the plans, the exercise price of each option equals the market price of the Company's stock on the last business day prior to the date of the grant. An option's maximum term is five years from the date of the grant. Options granted vest at various dates ranging from the date of grant to the end of the eighteenth month from the date of grant. As at March 31, 2002 remaining stock options outstanding were.

    Number     Exercise         Expiry
  Of shares     Price            Date
---------------------------------------------
    90,000      $0.10        November, 2005
    22,000       0.10        September, 2005
     6,500       0.10        December,  2004
     1,250       0.10        November, 2004
     1,000       0.10        July, 2004
   789,250       0.10        October 2, 2006
   500,000       0.20        January 4, 2007
---------------------------------------------
 1,410,000


These interim financial statements are to be read in conjunction with the most recent annual financial statements, specifically - June 30, 2001. Accounting policies and methods have not changed iaNett International Systems Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Quarter ended March 31, 2002

9. RELATED PARTY TRANSACTIONS

There were no related party transactions during the period with individuals or companies that were controlled by directors or by officers of the Company.

10. INCOME TAXES

The company has non-capital losses for income tax purposes that may, subject to certain restrictions, be available to offset future taxable income or taxes payable. No benefit in respect of the future application of these losses has been recognized in the financial statements.

11. LEGAL PROCEEDINGS

To the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties and all known actions have been settled or dismissed.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.

12. SUBSEQUENT EVENTS

At the Annual and Special General Meeting of Shareholders held on April 19, 2002, the Company received shareholder approval for the Acquisition of all of the issued and outstanding shares of Data Fortress Technology Group (2002) Inc. ("DFG") in consideration of the issuance by the Company of 30,000,000 common shares at a deemed value of $0.10 per common share. All of the other proposed resolutions as set out in the Information Circular dated March, 2002 were passed by the Shareholders.